Exhibit 99.1

PRESS RELEASE

Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS

MONTREAL, Quebec, Canada, February 23, 2012 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Corporation”), is pleased to announce its fourth quarter and fiscal year results for the period ended December 31, 2011. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Full year 2011 revenue increased 31% to $118.6 million; Net earnings of $25.9 million, or $0.81 per share, are a record for the Corporation, and are well above the $9.3 million, or $0.33 per share in 2010;

  Q4 2011 revenue growth of 24% to $32.3 million; Net earnings of $6.1 million, or $0.19 per share, versus $4.6 million, or $0.15 per share, in the comparable period of 2010;

  2011 gold sales of 76,143 ounces, 12% above the 68,123 ounces of gold sold in 2010;

  $68.7 million in working capital at December 31, 2011, and $63.5 million of cash and cash equivalents;

  Wasamac property resource base expanded significantly to 556,385 Au ounces of Measured and Indicated Resources and 2,130,532 Au ounces of Inferred Resources; PEA expected towards the end of Q1 2012.

Martin Rivard, President and CEO of Richmont Mines commented: “Our operations delivered strong results in 2011, with net earnings increasing 178% year-over-year and our cash flow up a notable 112% to $38.8 million. In addition, our drilling efforts during the year enabled both of our operating mines to more than replace their annual production in addition to delivering a 12% increase in gold sales over 2010 levels. This performance is all the more noteworthy in light of the health and safety milestones achieved at our operations - one and two years of no lost-time accidents at our Island Gold Mine and at our Camflo Mill, respectively, and an impressive four years of no lost-time accidents at our Beaufor Mine. We are very proud of these achievements, and would like to thank all of our employees for the essential roles that each and every one of them played toward realizing these notable successes while also generating Richmont’s record 2011 results.”

Q4 2011 Results
Revenue for the fourth quarter of 2011 was $32.3 million, a 24% improvement over last year’s $26.1 million. Net earnings for the fourth quarter of 2011 were $6.1 million, or $0.19 per share, compared with the $4.6 million, or $0.15 per share earned in the fourth quarter of 2010. Total precious metals revenue increased $6.2 million, or 24% to $32.2 million in the fourth quarter of 2011 compared with $26.0 million in the fourth quarter of 2010. This was driven primarily by a 21% increase in the average sales price per ounce of gold in Canadian dollars. In the fourth quarter of 2011, 18,992 ounces of gold were sold at an average price of US$1,716 (CAN$1,697), versus gold sales of 18,591 ounces at an average price of US$1,359 (CAN$1,400) in the fourth quarter of 2010.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

Cost of sales totalled $19.3 million in the fourth quarter of 2011, up from $16.3 million in the year-ago period, primarily a reflection of a 21% increase in the number of tonnes processed from the Island Gold Mine and higher costs at the Beaufor Mine. The average cash cost per ounce of gold sold decreased slightly to US$882 (CAN$872) in the fourth quarter from US$894 (CAN$884) in the third quarter of 2011, primarily as a result of improved recovered grades at the Beaufor Mine. On a year-over-year basis, however, fourth quarter average cash cost per ounce of gold sold increased from US$730 (CAN$752) in the comparable period of 2010, reflecting a decrease of the recovered grade at Island Gold Mine, and increased mining costs at the Beaufor Mine.

Exploration and project evaluation costs, net of exploration tax credits, totalled $3.0 million in the fourth quarter of 2011, up from $2.0 million in the comparable period in 2010, reflecting higher expenses associated with the Corporation’s expanded exploration programs at the Wasamac property as well as at the Island Gold Mine, the effects of which were offset by lower exploration costs at the Beaufor Mine.

Full Year 2011 Results
Revenue for the 12 months ended December 31, 2011 totalled $118.6 million, a notable improvement from last year’s $90.5 million. Net earnings for the year were $25.9 million, or $0.81 per share, a significant improvement over last year’s $9.3 million, or $0.33 per share. Total annual precious metal revenue increased 36% to $118.2 million in 2011 from $87.2 million in 2010, driven by a 12% increase in the number of ounces of gold sold and a 21% increase in the average gold sales price. For the full year, 76,143 ounces of gold were sold at an average price of US$1,570 (CAN$1,553), versus gold sales of 68,123 ounces in 2010 at an average price of US$1,243 (CAN$1,280). Other revenue declined to $0.4 million in 2011 from $3.3 million in 2010, reflecting that there was no custom milling revenue during 2011.

Cost of sales for the full year totalled $71.7 million, versus $66.1 million in the year-ago period, primarily a reflection of higher costs at the Beaufor Mine, increased tonnage at Island Gold and higher depreciation and depletion at both mines stemming from increased gold sales and a higher rate. However, the average cash cost per ounce of gold sold in Canadian dollars decreased by $22 or 3% to US$821 (CAN$812) for the full year of 2011 from US$810 (CAN$834) in 2010, as lower costs at Island Gold offset the higher costs at Beaufor Mine that were driven by increased mining costs due to the greater amount of development necessary to access the ore zones and higher milling costs associated with operating the Camflo Mill at less than 30% capacity. Richmont expects the utilisation of the mill to increase with the ramping up at the Francoeur Mine throughout 2012.

Exploration and project evaluation costs, net of exploration tax credits, totalled $11.0 million in 2011, well above the $7.4 million in the comparable period of 2010, reflecting higher expenses associated with the Corporation’s exploration programs at the Wasamac and Monique properties as well as at the Island Gold Mine, partially offset by lower exploration costs at the Beaufor Mine.

Strong Cash Position
At December 31, 2011, cash and cash equivalents were $63.5 million, compared with $40.0 million at December 31, 2010. At December 31, 2011, Richmont Mines had working capital of $68.7 million and only 33.1 million shares outstanding.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

Operational Highlights

Island Gold Mine
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Tonnes	67,019	55,553	261,731	251,237
Head grade (g/t)	5.82	6.72	6.10	5.95
Gold recovery (%)	95.56	96.51	95.91	95.49
Recovered grade (g/t)	5.56	6.49	5.85	5.68
Ounces sold	11,987	11,589	49,196	45,865
Cash cost per ounce (US$)	847	680	766	783

The Island Gold Mine processed 67,019 tonnes of ore in the fourth quarter of 2011 at an average recovered grade of 5.56 g/t, versus comparable fourth quarter 2010 results of 55,553 tonnes and an average recovered grade of 6.49 g/t. Fourth quarter gold sales from this mine increased to 11,987 ounces at an average price of US$1,704 (CAN$1,685) per ounce in 2011, versus gold sales of 11,589 ounces at an average price of US$1,356 (CAN$1,397) per ounce in the comparable period of 2010. Cash costs at Island Gold increased to US$847 (CAN$837) from US$680 (CAN$700) in the fourth quarter of 2010, primarily a reflection of a lower recovered grade.

For the 12 months ended December 31, 2011, 261,731 tonnes of ore were processed at an average recovered grade of 5.85 g/t, and a record 49,196 ounces of gold were sold at an average price of US$1,566 (CAN$1,549) per ounce. This compared to 251,237 tonnes of ore processed an average recovered grade of 5.68 g/t, and gold sales of 45,865 ounces at an average price of US$1,238 (CAN$1,275) per ounce in 2010. The year-over-year improvement reflected a 4% increase in tonnage and a 3% improvement in recovered grades. Cash costs at Island Gold decreased by 6% in Canadian dollars year-over-year, to US$766 (CAN$758) from US$783 (CAN$806) in 2010, primarily a reflection of a slightly higher recovered grade and lower mining costs. In addition, the Island Gold Mine achieved the notable health and safety record of one year with no lost-time accidents in 2011.

As of December 31, 2011, total Proven and Probable reserves at the Island Gold Mine were 171,814 gold ounces, up 7% over the Proven and Probable reserves of 161,197 gold ounces at the end of December 2010. This increase was attributable to 13,080 metres of definition drilling completed during 2011, partially offset by 12 months of production at the mine. Estimated Measured and Indicated resources at the Island Gold Mine decreased to 153,920 ounces of gold at December 31, 2011 from 188,511 gold ounces at December 31, 2010, primarily reflecting the successful transformation of resources into reserves as a result of definition drilling carried out during the year. Estimated Inferred resources were 67,238 ounces of gold at the end of 2011 versus 138,732 gold ounces at the end of 2010, with the decrease primarily attributable to the reinterpretation of the Goudreau Zone following drilling and development work completed during 2011, the result of which was a year-over-year reduction in both tonnage and grade.

Exploration efforts in 2011 at Island Gold further confirmed the potential at depth at this mine. Specifically, drilling identified four main zones (G, C, D and E1E) between -500 metres and -900 metres of vertical depth over a corridor length of 150 metres that spans between the Lochalsh and Island Main zones. Richmont is focused on expanding the reserve and resource base of this asset, and remains optimistic about the long-term possibilities at Island Gold. To this end, a total of 51,500 metres of drilling are planned in 2012, which will include surface exploration, underground exploration and definition drilling. In particular, the Corporation will complete 35,000 of deep drilling at Island Gold during 2012 with the goal of establishing resources below this mine’s current infrastructure.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

Richmont is targeting annual production of 45,000 to 50,000 ounces of gold at the Island Gold Mine in 2012.

Beaufor Mine
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Tonnes	25,944	30,486	100,888	104,945
Head grade (g/t)	8.55	7.26	8.45	6.72
Gold recovery (%)	98.18	98.39	98.36	98.19
Recovered grade (g/t)	8.40	7.14	8.31	6.60
Ounces sold	7,005	7,002	26,947	22,258
Cash cost of production per ounce (US$)	941	815	921	867

A total of 25,944 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 8.40 g/t in the fourth quarter of 2011. This compared to 30,486 tonnes and a recovered grade of 7.14 g/t in the comparable period of 2010. Fourth quarter gold sales from this mine were unchanged at 7,005 ounces in 2011 at an average realized price of US$1,737 (CAN$1,718) per ounce, versus gold sales of 7,002 ounces an average price of US$1,365 (CAN$1,406) in the year-ago period. Cash costs at this mine increased to US$941 (CAN$931) in the fourth quarter of 2011, versus US$815 (CAN$839) in the comparable period last year, as the benefits realized from the notable 18% improvement in recovered grade were mitigated by the 15% decline in processed tonnage that resulted in higher costs per tonne.

For the full year 2011 a total of 100,888 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 8.31 g/t, and 26,947 ounces of gold were sold at an average price of US$1,576 (CAN$1,559). This compared to tonnage of 104,945, an average recovered grade of 6.60 g/t, and realized gold sales of 22,258 ounces at an average sales price of US$1,253 (CAN$1,290) in 2010. Cash costs at the Beaufor Mine for the 12 months of 2011 increased to US$921 (CAN$911) from US$867 (CAN$892) last year, reflecting higher costs per tonne, primarily as a result of the greater amount of development necessary to access the ore zones, partially offset by a notable improvement in the recovered grade. Richmont would like to highlight that the Beaufor Mine reached the noteworthy milestone of four years without a lost-time accident, a significant achievement for any mine, and a testament to the dedication of every member of the Beaufor team.

Proven and Probable reserves at the Beaufor Mine increased slightly to 69,191 gold ounces at December 31, 2011, from 68,998 gold ounces at December 31, 2010. This reflects the addition of reserves established within the mine’s existing underground infrastructure as a result of definition drilling in 2011, offset by gold production from the mine during the year. The Corporation is planning 10,000 metres of definition drilling and 15,000 metres of exploration drilling at the Beaufor Mine in 2012, and an additional 4,000 and 5,000 metres, respectively, at the near-surface W Zone, located to the west of the mine’s existing infrastructure. Richmont continues to be optimistic about the future potential of the Beaufor Mine and previously identified near-surface zones on the Beaufor property.

Drilling in 2011 similarly resulted in a 5% increase in Measured and Indicated resources to 182,334 ounces of gold at the end of December 2011 versus 173,453 ounces of gold at the end of 2010. Inferred resources as of December 31, 2011 remained unchanged year-over-year at 182,185 ounces of gold. Existing resources are mostly below the existing infrastructure of the mine, and Richmont plans to re-evaluate the future potential of this area in 2012.

Richmont is targeting annual production of 20,000 to 25,000 ounces of gold at the Beaufor Mine in 2012.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

Camflo Mill
The Camflo Mill processed a total of 30,945 tonnes during the fourth quarter of 2011, down 4% from the 32,392 tonnes processed during the fourth quarter of 2010. For the full year, a total of 111,007 tonnes were processed at the Camflo Mill, down from tonnage of 191,093 in the year-ago period. This reflects that no custom milling was completed in 2011, whereas 82,939 tonnes were custom milled in 2010. The Camflo Mill began treating development ore from the Francoeur Mine in the third quarter, and processed a total of 13,077 tonnes of ore during the last two quarters of 2011.

2011 Exploration and Project Development Progress

Francoeur Mine
While progress was made at the Francoeur Mine during 2011, the development rate to provide access to the 16th and 17th levels of the mine was slower than anticipated. Consequently, as previously announced, the asset did not achieve its original target of recovering 10,000 to 15,000 Au ounces from development during the year. As of December 31, 2011, a total of 4,999 metres of underground development and 13,911 metres of definition drilling had been completed at Francoeur during the year, and 13,077 tonnes of low-grade development ore from Francoeur were processed at the Camflo Mill during the last two quarter of the year, which generated 1,265 ounces of gold. Development ore continues to be transported and processed at the Camflo Mill during the first quarter of 2012, and commercial production is expected to begin at Francoeur in mid-2012.

The Corporation plans to complete a total of 9,100 metres of exploration drilling and 25,000 metres of definition drilling at the Francoeur Mine in 2012. All of the definition drilling completed in 2011 and approximately 12,000 metres of additional definition drilling planned in early 2012 will be applied toward a re-estimation of Francoeur’s reserves and resources, using updated mining costs, gold price and cut-off grade. Approximately 70% of the definition drilling in the upper levels of the mine (above the 16th level) has been completed, while only 10% has been completed in the lower portion. Based on the definition drilling information obtained to date, the mineralized zone appears to be more discontinuous than in the initial geological model, and grades are mostly in the range of 4.5 g/t to 5.5 g/t Au versus the 2009 probable reserve grade of 6.9 g/t Au. Richmont will reassess Francoeur’s reserves and mining plan in the second quarter of 2012, and will provide production guidance and an updated reserve and resource estimate for this mine at that time.

Significant Increase in Wasamac Gold Resource Estimate
Richmont completed approximately 52,000 metres of drilling on its Wasamac property during 2011, and announced an updated resource estimate for the property in December. Specifically, Measured and Indicated resources increased 35% to 556,385 Au ounces as of December 2011, from 411,073 Au ounces at the end of 2010, and Inferred resources increased 111% year-over-year to 2,130,532 Au ounces, from 1,007,875 Au ounces previously. The increases were generated by the Corporation’s extensive 2011 exploration drilling program as well as from the addition of existing geological data in the area surrounding the Main Zone. The results obtained at Wasamac during the year further strengthened Richmont’s belief that Wasamac has the potential to play a pivotal role in the Corporation’s objective to expand its production profile. Richmont will continue to be very active on Wasamac in 2012, beginning with a 32,000 metre exploration drilling program focused in the upper portions of zones 1, 2 and 3 and the deeper part of the Main Zone. This drilling is currently underway, and technical work required for a preliminary economic assessment (“PEA”) for a 6,000 tonne per day underground operation is being completed. Richmont expects the PEA to be available at the end of the first quarter of 2012. For complete details regarding Wasamac’s updated resource calculation, please refer to the December 15, 2011 press release entitled “Richmont announces significant gold resource increase at Wasamac”, and the Regulation 43-101 report on the updated Wasamac resource estimate that was filed on SEDAR (www.sedar.com) on January 27, 2012.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

Monique Exploration Program and Open Pit Resource Estimate
During 2011, Richmont completed over 8,100 metres of exploration drilling on the G and J zones of the Monique project, located near Val-d’Or, Quebec, with the objective of evaluating the potential for a small open pit operation on the property. In late December 2011, the Corporation announced Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold. Richmont submitted the required documentation for the permitting of an open pit operation in November 2011, and also began a 1,700 metre surface drilling program in early December 2011. Richmont’s objectives for 2012 include processing a 5,000 tonne bulk sample from Monique at the Corporation’s Camflo Mill, located approximately 50 km away, and completing more technical work on the property in order to evaluate the potential extension of the resources at depth using more selective underground mining methods. Please see the December 20, 2011 press release entitled “Richmont Mines announces open pit resources at its Monique property” and the Regulation 43-101 report on the Monique property resource estimate, filed on SEDAR on February 3, 2012, for additional details.

2012 Corporate Exploration and Definition Drilling Plan and Budget
Richmont plans to complete more than 100,000 metres of exploration drilling during 2012, and will also incur other costs related to the ongoing project advancement of the Monique property, the completion of technical work required for the Wasamac PEA and the realization of a 1,100 metre underground exploration drift at the Island Gold Mine, for a total approximate amount of $25 million. An additional 45,500 metres of definition drilling is planned in 2012. Please see Table 1 below for a breakdown on a property-by-property basis.

TABLE 1
2012 EXPLORATION & DEFINITION DRILLING PLAN
	Exploration	Definition
	drilling	drilling
	(metres)	(metres)

Mines and properties
Island Gold Mine	45,000	6,500
Beaufor Mine	15,000	10,000
W Zone – Beaufor property	5,000	4,000
Francoeur Mine	9,100	25,000
Wasamac Property	32,000	-
Monique Property	5,000	-

TOTAL	111,100	45,500

Recent Corporate News

In October 2011, Richmont completed a private placement of 980,500 common shares at $10.50 per share with the Fonds de solidarité FTQ and the Fonds régional de solidarité Abitibi-Témiscamingue, s.e.c. (collectively, the “Subscribers”), for a total cash consideration of $10.3 million. In addition, the private placement entitled the Subscribers to 245,125 warrants to purchase additional Richmont common shares at an exercise price of $13.00 per common share before December 31, 2012. The Corporation noted that the net proceeds will be used to fund advance exploration work at the Wasamac gold property. Please see the October 31, 2011 press release entitled “Richmont Mines Inc. completes CAN$10.3 million private placement” for full details.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

In mid-January 2012, Richmont announced that Mr. Bob Buchan was appointed to the Board of Directors as Vice Chairman. In conjunction with this appointment, Mr. Buchan and two members of his immediate family invested $10 million in Richmont in the form of convertible debentures bearing an annual interest rate of 7.6% that are convertible into Richmont common shares at a conversion price of $12.17 per share. Full details are available in the January 11, 2012 press release entitled “Gold industry veteran Bob Buchan joins the Board of Directors of Richmont Mines as Vice Chairman”, and the February 1, 2012 press release entitled “Richmont Mines completes CAN$10 million private placement with Mr. Bob Buchan”.

Outlook
“We are enthusiastic about our plans for 2012”, stated Martin Rivard. “In particular, we are looking forward to completing a PEA at the end of the first quarter for our Wasamac property; an asset that we believe has the potential to play a pivotal role in Richmont’s gold production profile going forward, and where we are evaluating the possibility for an underground bulk-mine operation. We are also looking forward to advancing our Monique property in 2012, and are planning to process a 5,000 tonne bulk sample at our Camflo Mill during the year. Operationally, our focus in 2012 is threefold. Firstly, we are taking all necessary actions to ensure that the Francoeur Mine transitions smoothly into commercial production. Secondly, we will continue to focus on efficiency and productivity at our two producing mines with particular attention on managing cash cost levels. And lastly, we are planning approximately 45,500 metres of definition drilling and more than 100,000 metres of exploration drilling during 2012, highlighting our ongoing efforts to expand the reserve bases at both of our operating mines and further advance our exploration and development assets. I would also note that Richmont management continues to actively evaluate external sources of growth for the Corporation through our strategic evaluations of potential acquisitions and partnerships. The work completed and the accomplishments realized in 2011 have put Richmont on solid operational and financing footing for 2012, and management will continue to strive to deliver continued results for our shareholders going forward.”

Martin Rivard
President and Chief Executive Officer

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

TABLE 2
RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2011			December 31, 2010
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[2]	498,727	5.66	90,776	354,698	6.48	73,848
Probable Reserves[2]	460,796	5.47	81,038	463,368	5.86	87,349
Measured Resources	4,750	5.12	781	6,621	4.52	963
Indicated Resources	674,608	7.06	153,139	789,854	7.39	187,548
Inferred Resources	344,382	6.07	67,238	604,729	7.14	138,732

Beaufor Mine
Proven Reserves[2]	81,822	6.56	17,251	81,742	7.53	19,780
Probable Reserves[2]	226,448	7.13	51,940	201,296	7.60	49,218
Measured Resources	77,581	5.68	14,157	85,781	5.47	15,086
Indicated Resources	777,444	6.73	168,177	731,560	6.73	158,367
Inferred Resources	864,709	6.55	182,185	864,709	6.55	182,185

GOLD PROJECTS
Francoeur Mine
Probable Reserves[3]	615,664	6.91	136,749	615,664	6.91	136,749
Indicated Resources	76,449	7.54	18,541	76,449	7.54	18,541
Inferred Resources	202,250	5.95	38,706	202,250	5.95	38,706
Wasamac
Measured Resources	1,923,218	2.87	177,485	1,715,288	2.81	155,043
Indicated Resources	4,839,237	2.44	378,900	3,377,892	2.36	256,030
Inferred Resources	25,686,159	2.58	2,130,532	11,515,020	2.72	1,007,875

Monique
Indicated Resources	728,164	2.35	55,112	-	-	-
Inferred Resources	11,605	0.97	362	-	-	-
TOTAL GOLD
Proven + Probable Reserves	1,883,457	6.24	377,754	1,716,768	6.65	366,944
Measured + Indicated Resources	9,101,451	3.30	966,292	6,783,445	3.63	791,578
Inferred Resources	27,109,105	2.78	2,419,023	13,186,708	3.23	1,367,498

1	Resources presented are exclusive of reserves.
2	In 2011, based on a price of US$1,200/oz and an exchange rate of 1.00 (in 2010, a price of US$1,000/oz and an exchange rate of 1.00 was used).
3	Reserves were calculated based on a price of US$800/oz and an exchange rate of 1.00.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to an annual rate of approximately 100,000 ounces of gold. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

The reserve and resource calculations of the Island Gold Mine and the Beaufor Mine properties as of December 31, 2011 and December 31, 2010 were performed by qualified persons as defined by R 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc.

The reserve and resource calculation of the Francoeur Mine was based on an amended technical report filed on SEDAR on May 19, 2010 that was prepared by employees of Richmont Mines who are qualified persons as defined by R 43-101.

The resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

The resource estimate of the Monique property is based on the 43-101 technical report filed on SEDAR on February 3, 2012, and was performed by Mr. Raynald Vincent, Eng., M.G.P., Chief, Exploration Projects, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

Exploration costs – Mines
Island Gold	1,642	1,124	5,549	4,561
Beaufor	203	841	991	2,584
Francoeur	38	33	186	151

	1,883	1,998	6,726	7,296

Exploration costs – Other properties
Wasamac	1,807	1,011	6,647	1,712
Monique	256	242	2,284	289
Other	15	75	119	942
Project evaluation	253	119	470	443

Exploration and project evaluation before depreciation and exploration tax credits	4,214	3,445	16,246	10,682

Depreciation	42	36	155	139
Exploration tax credits	(1,234)	(1,448)	(5,354)	(3,465)

	3,022	2,033	11,047	7,356

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

FINANCIAL DATA
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
CAN$	2011	2010	2011	2010
Results (in thousands of $)
Revenue	32,286	26,087	118,590	90,480
Net earnings attributable to Richmont Mines shareholders	6,106	4,633	25,918	9,334
Cash flow from operating activities	9,702	5,331	38,838	18,279

Results per share ($)
Net earnings basic	0.19	0.15	0.81	0.33
Net earnings diluted	0.18	0.15	0.80	0.32
Cash flow from operating activities	0.30	0.17	1.22	0.64

Basic weighted average number of common shares outstanding (thousands)	32,691	31,040	31,813	28,687
Diluted weighted average number of common shares outstanding (thousands)	33,487	31,385	32,434	29,016

Average selling price of gold per ounce	1,697	1,400	1,553	1,280
Average selling price of gold per ounce (US$)	1,716	1,359	1,570	1,243

	December 31, 2011	December 31, 2010
Financial position (in thousands of $)
Total assets	167,990	115,305
Working capital	68,711	43,880
Long-term debt	-	-

SALES AND PRODUCTION DATA
	Three-month period ended December 31,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2011	11,987	12,028	847	837
	2010	11,589	11,237	680	700
Beaufor Mine	2011	7,005	7,046	941	931
	2010	7,002	7,398	815	839
Total	2011	18,992	19,074	882	872
	2010	18,591	18,635	730	752

	Fiscal year ended December 31,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production
				US$	CAN$
Island Gold Mine	2011	49,196	49,443	766	758
	2010	45,865	43,762	783	806
Beaufor Mine	2011	26,947	26,226	921	911
	2010	22,258	23,087	867	892
Total	2011	76,143	75,669	821	812
	2010	68,123	66,849	810	834

Note:  Average exchange rate used for 2011: US$1 = CAN$0.9891
Average exchange rate used for 2010: US$1 = CAN$1.0299

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

CONSOLIDATED INCOME STATEMENT
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

REVENUE
Precious metals	32,234	26,031	118,239	87,182
Other income	52	56	351	3,298

	32,286	26,087	118,590	90,480

EXPENSES
Cost of sales	19,281	16,265	71,696	66,103
Exploration and project evaluation	3,022	2,033	11,047	7,356
Administration	1,519	1,442	5,456	4,913
Gain on disposal of long-term assets	(10)	-	(3,010)	(489)

	23,812	19,740	85,189	77,883

OPERATING EARNINGS	8,474	6,347	33,401	12,597

Accretion expense – asset retirement obligations	32	30	127	117
Financial revenue	(213)	(182)	(1,187)	(469)

EARNINGS BEFORE MINING AND INCOME TAXES	8,655	6,499	34,461	12,949

MINING AND INCOME TAXES	2,549	1,866	8,543	3,743

NET EARNINGS FOR THE PERIOD	6,106	4,633	25,918	9,206

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	-	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	6,106	4,633	25,918	9,334

EARNINGS PER SHARE
basic	0.19	0.15	0.81	0.33
diluted	0.18	0.15	0.80	0.32

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,691	31,040	31,813	28,687

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,487	31,385	32,434	29,016

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	December 31,	December 31,
	2011	2010
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	63,532	40,030
Shares of publicly-traded companies	893	1,311
Receivables and other current assets	3,063	1,892
Income and mining tax assets	916	1,745
Exploration tax credits receivable	13,176	3,474
Inventories	7,597	7,364
	89,177	55,816
RESTRICTED DEPOSITS	290	290

PROPERTY, PLANT AND EQUIPMENT	77,456	59,199

DEFERRED INCOME AND MINING TAX ASSETS	1,067	-

TOTAL ASSETS	167,990	115,305

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	12,005	9,262
Income and mining taxes payable	8,461	2,674
	20,466	11,936
ASSET RETIREMENT OBLIGATIONS	6,685	6,343

DEFERRED INCOME AND MINING TAX LIABILITIES	6,705	2,235

TOTAL LIABILITIES	33,856	20,514

EQUITY

Share capital	104,872	91,010
Contributed surplus	6,688	6,709
Retained earnings (deficit)	22,173	(3,745)
Accumulated other comprehensive income	401	817

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	134,134	94,791

TOTAL EQUITY AND LIABILITIES	167,990	115,305

RICHMONT MINES REPORTS RECORD FULL YEAR 2011 AND STRONG FOURTH QUARTER RESULTS
February 23, 2012

CONSOLIDATED STATEMENT OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	6,106	4,633	25,918	9,206
Adjustments for:
Depreciation, depletion and write-off	2,790	2,330	10,097	7,637
Taxes received (paid)	(38)	(88)	1,597	(981)
Interest revenue	(202)	(90)	(570)	(259)
Stock-based compensation	349	347	1,079	1,080
Accretion expense – asset retirement obligations	32	30	127	117
Gain on disposal of long-term assets	(10)	-	(3,010)	(489)
Gain on disposal of shares of publicly-traded companies	(45)	(130)	(142)	(210)
Mining and income taxes	2,549	1,866	8,543	3,743

	11,531	8,898	43,639	19,844

Net change in non-cash working capital items	(1,829)	(3,567)	(4,801)	(1,565)

Cash flow from operating activities	9,702	5,331	38,838	18,279

INVESTING ACTIVITIES
Acquisition of shares of publicly-traded companies	-	-	(102)	-
Disposition of shares of publicly-traded companies	71	182	246	501
Restricted deposits	-	-	-	(184)
Interests received	166	85	517	220
Property, plant and equipment – Francoeur Mine	(5,445)	(2,876)	(19,237)	(9,144)
Property, plant and equipment – Island Gold Mine	(1,454)	(987)	(4,959)	(4,650)
Property, plant and equipment – Beaufor Mine	(908)	(359)	(3,090)	(2,462)
Property, plant and equipment – W Zone	(2,000)	-	(3,480)	-
Property, plant and equipment – Other	(593)	(350)	(904)	(518)
Disposition of long-term assets	32	-	3,032	533
Redemption of non-controlling interests	-	-	-	(325)
Cash used in investing activities	(10,131)	(4,305)	(27,977)	(16,029)

FINANCING ACTIVITIES
Issue of common shares	10,644	980	13,099	17,981
Common shares issue costs	(458)	-	(458)	(1,340)

Cash flow from financing activities	10,186	980	12,641	16,641

Net change in cash and cash equivalents	9,757	2,006	23,502	18,891

Cash and cash equivalents, beginning of period	53,775	38,024	40,030	21,139

Cash and cash equivalents, end of period	63,532	40,030	63,532	40,030